SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of .... March..............................., 2002.

Yanzhou Coal Mining Company Limited

(Translation of Registrant's name into English)

40 Fushan Road
Zoucheng, Shandong Province
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F......X....... Form 40-F.......................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.................. No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...................................]

Exhibit Index at page 2
Total pages: 8

EXHIBIT INDEX

Exhibit A

兗州煤業股份有限公司
YANZHOU COAL MINING COMPANY LIMITED

(A Sino-foreign joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Extraordinary General Meeting") of Yanzhou Coal Mining Company Limited (the "Company") will be held at 10 a.m on 22nd April, 2002 at 2nd Floor Conference Room, Zong He Building, 40 Fushan Road, Zoucheng, Shandong Province (Postal Code 273500), the People's Republic of China ("PRC") to consider and, if thought fit, to pass the following resolutions:

SPECIAL RESOLUTION

1. "**THAT** the amendments of the articles of association of the Company (a copy of which has been produced to this Extraordinary General Meeting marked "A" and initialed by the chairman of this Extraordinary General Meeting for the purpose of identification) proposed by the board of directors of the Company (the "Board") at a Board meeting held on 4th March, 2002 (the "Board Meeting"), details of which have been set out in the announcement of the Company published on 5th March, 2002, be and are hereby approved, **AND THAT** the Board be and is hereby authorised to do all things in connection with the amendments."

ORDINARY RESOLUTIONS

2. "**THAT** the 11 persons, namely Mo Liqi, Yang Deyu, Geng Jiahuai, Wang Bangjun, Yu Xuezhi, Yang Jiachun, Wu Yuxiang, Dong Yunqing, Fan Weitong, Cui Jianmin and Wang Xiaojun, nominated by the Board to be the candidates for directors of the Company for a term of three (3) years commencing from the conclusion of this Extraordinary General Meeting at which this resolution is passed be and are hereby appointed as the directors of the Company."

3. "**THAT** the 4 persons, namely Meng Xianchang, Xiao Shuzhang, Zhang Shengdong and Liu Weixin, nominated by the supervisory committee of the Company to be the candidates for supervisors of the Company for a term of three (3) years commencing from the conclusion of Extraordinary General Meeting at which this resolution is passed be and are hereby appointed as the supervisors of the Company."

By order of the board of directors of
Yanzhou Coal Mining Company Limited
Zhao Jingche
Chairman of the Board

PRC, Shandong Province, 4th March, 2002

Notes:

(A) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company's Register of Members which is maintained by Hong Kong Registrars Limited (the "Registrar") at the close of business on 22nd March, 2002 are entitled to attend the Extraordinary General Meeting after completing the registration procedures for attending the Extraordinary General Meeting.

(B) Holders of H Shares, who intend to attend the Extraordinary General Meeting, must deliver the written replies for attending the Extraordinary General Meeting to the Office of the Secretary to the Board of Directors of the Company no later than 1st April, 2002. In addition to the foregoing:

(1) Such holders of H shares shall deliver copies of instruments of transfer, share certificates and their own identity cards to the Office of the Secretary to the Board of Directors of the Company.

(2) In case such holders are represented by authorised representatives, they shall also deliver their powers of attorney and copies of the attorney's documents of identity to the Office of the Secretary to the Board of Directors of the Company.

Shareholders can deliver the necessary documents for registration by the Company in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Extraordinary General Meeting and despatch copies of Extraordinary General Meeting admission cards to shareholders by post or facsimile. When attending the Extraordinary General Meeting, shareholders or their proxies may exchange copies or facsimile copies of the Extraordinary General Meeting admission cards for the original Extraordinary General Meeting admission cards.

(C) Details of the Office of the Secretary to the Board of Directors of the Company are as follows:
Address: 40 Fushan Road, Zoucheng, Shandong Province 273500 PRC
Tel: 86-537-538-3310
Fax: 86-537-538-3311.

(D) Each holder of H shares who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Extraordinary General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a corporation, must be either under its common seal or under the hand of any director or attorney duly authorised. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. For holders of H shares, the power of attorney or other documents of authorisation and proxy forms must be delivered to the Registrar no less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting in order for such documents to be valid.

(E) The H share register will be closed from 23rd March, 2002 to 22nd April, 2002 (both days inclusive), during which time no transfer of H shares will be registered. Holders of H shares who wish to attend the Extraordinary General Meeting must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates to the Registrar by no later than 4:00 p.m. on 22nd March, 2002. The Registrar's address is as follows: 2nd Floor, Vicwood Plaza,199 Des Voeux Road Central, Hong Kong.

(F) The Extraordinary General Meeting is expected to last half a day, shareholders attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

(G) A copy of the proposed amendments to the articles of association of the Company will be available for inspection during normal business

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A Sino-foreign joint stock limited company incorporated in the People's Republic of China with limited liability)

AMENDMENT OF ARTICLES OF ASSOCIATION CHANGE OF BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE AND CLOSURE OF REGISTER OF MEMBERS

The Board is pleased to announce that it has held a meeting on 4th March, 2002, at which the following resolutions were passed: (1) the Articles were to be amended; (2) the retirement of members of the current Board (which shall take effect from the conclusion of the EGM) was approved and 11 persons were nominated to be the candidates for Directors; and (3) a EGM to approve the matters referred to in resolutions (1) to (2) (except for the retirement of the current Directors) above and the appointment of 4 candidates nominated by the supervisory committee of the Company to be Supervisors would be convened.

The supervisory committee has held a meeting on 4th March, 2002, at which it has passed resolutions to (i) approve the retirement of members of the current supervisory committee of the Company (which shall take effect from the conclusion of the EGM) and (ii) nominate 4 persons to be the candidates for Supervisors.

The notice of the EGM, the reply slip and the proxy form are expected to be despatched to the Shareholders on or around 5th March, 2002. Shareholders whose names appear on the register of members of the Company at the close of business on 22nd March, 2002 are entitled to attend and vote at the EGM. The register of members of the Company will be closed from 23rd March, 2002 to 22nd April, 2002, both days inclusive, during which period no share transfer will be registered.

PROPOSED AMENDMENT OF ARTICLES

After the Articles took effect on 25th September, 1997, the PRC government had promulgated various rules, regulations and opinions which primarily include The Securities Laws of the PRC (promulgated by President Order No. 12), the Guide, the General Meeting Opinions and the Independent Director Guiding Opinions. The supervisory authorities require listed companies to incorporate such rules, regulations and opinions into their articles of associations as appropriate. On that basis, the Board proposed to make the following amendments to the Articles:

Chapter 1 - General Provisions

Existing Article 1

Delete the existing registration number of the business licence of the Company "26718032-x-1" and replace it with "*Qi Gu Lu Zong Fu Zi* No. 003929 - 1/1". This amendment is consequential on the issue of a new business licence to the Company upon its conversion to a Sino-foreign joint stock limited company in 2001.

Change the name of the Company's promoter from "Yanzhou Mining (Group) Corporation Ltd." to "Yankuang (Group) Corporation Ltd.". This is to reflect a change of name of the Company's promoter in March 1996.

New Article 9

Insert a new Article 9 after the existing Article 8, which states that:

"Other senior officers of the Company refer to the Company's financial officer-in-charge, chief engineer, and secretary of the board.".

This new article incorporates article 11 of the Guide.

Chapter 3 - Shares and Registered Capital

Existing Articles 17 to 19 (New Articles 18 to 20)

Delete the references to "State Council Securities Policy Committee" and replace them with "State Council's securities authorities".

This change is made consequential upon the abolishment of State Council Securities Policy Committee.

Existing Article 20 (New Article 21)

In relation to the methods of increasing the Company's capital, add "specified or" after the word "to" in paragraph (1) which currently reads: "by offering new shares for subscription to unspecified investors".

The addition aims at allowing the Company to have more flexibility when choosing investors to subscribe for its shares. The amendment does not affect the compliance with the Mandatory Provisions.

New Article 23

Insert a new Article 23 after the existing Article 21 (new Article 22), which states that:

"A company shall not accept the Company's shares as the object of a pledge".

This new article incorporates article 28 of the Guide.

Chapter 7 - Shareholders' Rights and Obligations

Existing Article 46 (New Article 48)

In relation to the rights of ordinary shareholders of the Company, add "grant or pledge" before the word "shares" and "so held" after the word "shares" in paragraph (4) which currently reads: "the right to transfer shares in accordance with laws, administrative regulations and provisions of the Company's Articles of Association".

The addition reflects the provisions contained in article 35 of the Guide. The amendment does not affect the compliance with the Mandatory Provisions.

Chapter 8 - Shareholders' General Meetings

Existing Article 53 (New Article 55)

In relation to the various circumstances under which the Board shall convene an extraordinary general meeting within two (2) months of its occurrence:

(i) replace the existing provisions "two-thirds of the number specified in the Company's Articles of Association" in paragraph (1) which currently reads "where the number of directors is less than the

(ii) In paragraph (2), in the event that the board of directors fails to issue *a notice convening the meeting required* within 30 days from the date of receipt of the requisition, instead of providing that "the requisitionists may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders' meetings are convened by the board of directors) within four (4) months from the date of receipt of the requisition(s) by the board of directors;", the new paragraph will separately deal with meetings requested to be convened by shareholders and the supervisory committee as follows:

"the requesting shareholders, after obtaining the consent of the local securities supervisory body, may themselves convene such a meeting within four (4) months from the date of receipt of the requisition(s) by the board of directors; while the requesting supervisory committee, after obtaining the consent of the local securities supervisory body, may itself convene such a meeting within three (3) months from the date of receipt of the requisition(s). The procedures of convening a meeting should be similar to those of convening a shareholders' meeting by the Board of Directors as far as possible.".

The addition also reflects the requirement of article 54 of the Guide.

Existing Article 78 (New Article 81)

In relation to the persons who are required to sign on the minutes of the resolutions passed at a shareholders' general meeting, the Board proposes to add "and the person who makes the record" after "directors" in the first paragraph of this Article.

Apart from the above amendment, it is proposed that a new paragraph in relation to the content of the minutes of the Shareholders' meetings be added after the first paragraph:

"The minutes of the meeting shall have the following contents: (1) number of voting shares present at the general meeting and their proportion to the Company's shares; (2) date and venue of the meeting; (3) name of chairman and agenda of meeting; (4) main points made by the speakers on each matter examined; (5) voting result on each matter; (6) shareholders' comments and suggestions as well as the Board of Directors' replies and explanations; (7) other contents required to be included in the minutes by the general meeting and these Articles of Association."

This new paragraph reflects the requirements stated in articles 74 and 75 of the Guide.

New Articles 82 and 83

The following two new Articles which concern voting on connected transactions by interested shareholders of the Company and queries raised by shareholders in shareholders' general meetings are proposed:

"Article 82 When connected transactions are voted on at the general meeting, the interested shareholders shall not participate in voting. The voting shares represented by them shall not be counted in the total number of shares validly voted. The announcement on the resolutions passed by the general meeting should fully disclose the details of voting by unconnected shareholders. If under special circumstances it is impossible for those shareholders to avoid voting, the Company may, after seeking the relevant department's consent, conduct the voting following the normal procedure and provide a detailed explanation in the announcement regarding the resolutions passed by the general meeting.

Article 83 Except for trade secrets of the Company which cannot be disclosed at the general meeting, the board of directors and the supervisory committee should make a reply or statement regarding the shareholders' queries and suggestions.".

These two new Articles reflect articles 72 and 73 of the Guide respectively.

Existing Article 87 (New Article 92)

Delete the reference to "State Council Securities Policy Committee" in paragraph (2) and replace it with "State Council's securities authorities".

Article 101

An independent director should be independent. The following persons shall not act as independent directors:

(1) persons working in the Company or its subsidiaries, as well as their spouses, parents, children, siblings, parents-in-law, sons or daughters-in-law, spouses of their siblings and siblings of their spouses;

(2) natural person shareholders who directly or indirectly hold more than 1% of the issued shares of the Company or who rank in the top ten shareholders of the Company, as well as their spouses, parents and children;

(3) persons who work in entities being shareholders who directly or indirectly hold more than 5% of the issued shares of the Company who rank in the top five shareholders of the Company, as well as their spouses, parents and children;

(4) persons who fell within the above three categories within the past year;

(5) persons who provide financial, legal and consulting services to the Company or its subsidiaries or persons who work in the relevant organisations;

(6) other people specified in these Articles of Association;

(7) other people specified by the China Securities Regulatory Commission.

Article 102

Apart from the powers granted to directors by the Company Law and other relevant laws, regulations and these Articles of Association, the independent directors shall have the following special powers:

(1) Connected transactions whose total amount exceeds Renminbi 3 million or 5% of the Company's most recently audited net asset value to be conducted between the Company and a connected person shall be endorsed by the independent directors before submitting to the board of directors for consideration. Prior to making a judgment, the independent directors may appoint an intermediary to prepare an independent financial consultant report as a basis of their judgment.

(2) The independent directors may recommend the board of directors to engage or cease to engage an accounting firm.

(3) The independent directors may request the board of directors to convene an extraordinary general meeting.

(4) The independent directors may suggest the convening of a meeting of the board of directors.

(5) The independent directors may engage external audit institutions or consultant institutions independently.

Independent directors exercising the above powers should first obtain the consent of more than half of all independent directors. If the above recommendations are not accepted or the above powers cannot be exercised normally, the Company should disclose the details accordingly.

Article 103

Apart from exercising the above powers, the independent directors shall express their independent views to the board of directors or the shareholders' general meeting in respect

4

(New Article 55)

convene an extraordinary general meeting within two (2) months of its occurrence:

(i) replace the existing provisions "two-thirds of the number specified in the Company's Articles of Association" in paragraph (1) which currently reads "where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company's Articles of Association" with "fewer than 8 people";

(ii) add "singly or jointly" after the word "shareholders" in paragraph (3) which currently reads "where shareholder(s) holding 10% or more of the Company's issued and outstanding voting shares request(s) in writing for the convening of an extraordinary general meeting";

(iii) add a new paragraph (5) which states that:

"whenever more than 2 independent directors so request.".

Amendments to paragraphs (1) to (3) incorporate the provisions used in article 44 of the Guide while the new paragraph (5) reflects article 5(1) of the Independent Director Guiding Opinions.

Existing Article 54 (New Article 56)

Insert "(when calculating the 45 days' period, the date on which the meeting is held shall not be included)" after the phrase "..., written notice of the meeting shall be given forty-five (45) days before the date of the meeting" to clarify how the 45 days' notice period is calculated.

Existing Article 55 and New Articles 57 to 58

Delete the existing Article 55 and replace it with the following two new Articles:

"Article 57 When the Company convenes an annual general meeting, a shareholder singly or shareholder jointly holding 5% or more of the voting shares of the Company may propose new motions in writing, and the Company should include issues in the motions which are within the functions of the general meeting in the agenda.

Article 58 In relation to the new motions that shareholders may propose in the annual general meeting in accordance with Article 57, the board of directors shall examine them according to the following principles:

(1) Relevance. The board of directors shall examine the new motion. If the matter involved in the shareholder's motion has direct connections with the Company and does not exceed the scope of authority of shareholders' general meetings stipulated in laws, regulations and these Articles of Association, it shall be submitted to the general meeting for consideration. Motions not satisfying the above requirements shall not be put forward to the general meeting. In the event that the board of directors decides not to submit the shareholder's motion to the general meeting for voting, the board should give an explanation at that general meeting.

(2) Procedure. The board of directors may decide on the procedural aspects involved in a shareholder's motion. If the voting of the motion has to be split or combined, the consent of the shareholder who proposed the motion must be obtained. If the shareholder does not agree to the change, the chairman of the general meeting may put the procedural matter to the general meeting for a decision. The Chairman should follow the procedures of shareholders' general meetings when conducting discussion.".

These two new Articles incorporate articles 12 and 13 of the General Meeting Opinions.

Existing Article 57 (New Article 60)

In relation to the content of the notice of shareholders' general meeting, add a new paragraph (9) which states that:

"state the registration date of the shares of shareholders who are entitled to attend the general meeting.".

The new paragraph incorporates the provisions in article 48 of the Guide.

Existing Article 71 (New Article 74)

In relation to the matters that shall be resolved by an ordinary resolution at a shareholders' general meeting, add a new paragraph (5) which relates to "the Company's annual report". The existing paragraph (5) shall be renumbered as paragraph (6).

The addition reflects the provisions found in article 64 of the Guide.

Existing Article 72 (New Article 75)

In relation to the matters that shall be resolved by a special resolution at a shareholders' general meeting, add a new paragraph (5) which relates to "the repurchase of the Company's shares". The existing paragraph (5) shall be renumbered as paragraph (6).

The addition reflects the provisions found in article 65 of the Guide.

Existing Article 73 (New Article 76)

Add "or the supervisory committee" after "Shareholders" in the first line to give the supervisory committee power to request for the convening of an extraordinary general meeting or a class meeting of the shareholders.

In relation to the procedures that have to be followed for the convening of such meetings:

(i) in paragraph (1), amend the first sentence from "Two (2) or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held" to "Shareholder(s) singly or jointly holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held or the supervisory committee" in order to reflect the provisions in article 54 of the Guide; and

the supervisory committee should make a reply or statement regarding the shareholders' queries and suggestions.".

These two new Articles reflect articles 72 and 73 of the Guide respectively.

Existing Article 87 (New Article 92)

Delete the reference to "State Council Securities Policy Committee" in paragraph (2) and replace it with "State Council's securities authorities".

This change is made consequential upon the abolishment of State Council Securities Policy Committee.

Chapter 10 - Board of Directors

New heading

Insert new heading "Section I Directors" before the existing Article 88.

Existing Article 88

Delete the existing Article. A new Article which complies with Mandatory Provision 86 will be inserted in Section III Board of Directors" in this chapter.

Existing Article 89 (New Article 93)

In relation to the term of each Director elected at Shareholders' general meeting, add "not exceeding" before "three (3) years".

The addition reflects the provisions of the Companies Law of the PRC.

After the end of the existing Article, the following amendment concerning failure of a Director to attend meetings will be made:

"If a director fails to attend two consecutive board meetings in person or by another director appointed as his representative (an independent director shall comply with the provisions in "Section II Independent Directors"), he shall be deemed to be in default of performing his duty. The board of directors should recommend his removal to a shareholders' general meeting.".

This addition follows the provisions in article 85 of the Guide.

New Articles 94 to 98

Five new Articles are to be added after the existing Article 89 (new Article 93). Such Articles relate to resignation and nomination of a Director:

"Article 94 A director may submit his resignation before the expiry of his term. He should deliver a written resignation letter to the board of directors.

Article 95 If a director's resignation will result in the number of directors falling below the legally prescribed minimum, his resignation shall not come into force until his vacancy is filled by another person. The remaining board of directors should convene an extraordinary general meeting as soon as possible to elect a replacement.

Article 96 When a director resigns or his term of office expires, his obligation of confidentiality relating to the Company's trade secrets remains in force after the end of his office until such secrets become public information.

Article 97 A director whose term of office has not expired shall be held responsible for the Company's loss due to his departure without permission.

Article 98 Under normal circumstances, the board of directors will nominate candidates for directors who shall be voted on at a shareholders' general meeting. The Company's shareholders and the supervisory committee may nominate candidates for directors in accordance with these Articles of Association.".

These five new Articles follow the requirements set out in articles 86 to 89 and 67 of the Guide respectively.

New section and new Articles 99 to 105

A new section headed "Section II Independent Directors" will be added after the new Article 98. Seven new Articles are proposed to be added under this section, all of which relate to independent Directors. The new Articles state that:

"Article 99 The Company has established a system of independent directors. There shall be three (3) independent directors in the Company. They are directors who do not hold any positions in the Company other than as directors and do not maintain with the Company and its substantial shareholders a connection which may hamper their independent and objective judgements.

Article 100 The independent directors should possess the following basic qualifications:

(1) having the qualifications to assume the office of a director in a listed company according to the laws, administrative rules and other relevant provisions;

(2) being independent as specified in Article 105 of these Articles of Association;

(3) having the basic knowledge of the operation of a listed company and being familiar with relevant laws, administrative rules and regulations;

(4) having not less than five years' working experience in the legal or economic field or other experiences required for performing the duty of an independent director;

(5) other qualifications specified by these Articles of Association.

directors. If the above recommendations are not accepted or the above powers cannot be exercised normally, the Company should disclose the details accordingly.

Article 103 Apart from exercising the above powers, the independent directors shall express their independent views to the board of directors or the shareholders' general meeting in respect of:

(1) nomination, appointment and dismissal of directors;

(2) appointment or dismissal of senior management personnel;

(3) remuneration of the Company's directors and senior management personnel;

(4) existing or new loans or other transactions involving funds totalling more than Renminbi 3 million or 5% of the most recently audited net asset value of the Company between the Company and the Company's shareholders, persons in actual control of the Company and their affiliates, and whether the Company has taken effective measures to recover the moneys owed to it;

(5) actions which, in the opinion of the independent directors, may prejudice the interests of minority shareholders;

(6) other matters specified by the Articles of Association.

The independent directors should express one of the following views on the above-mentioned issues: consent; reservation with the reasons thereof; objection with the reasons thereof; inability to express their opinions and the impediments thereto.

In case of matters requiring disclosure, the Company should make a public announcement of the independent directors' opinion. If the independent directors fail to reach a consensus in their opinions, the board of directors should disclose each independent director's respective opinion.

Article 104 If an independent director fails to attend three consecutive board meetings in person, the board of directors shall recommend his removal to a shareholders' general meeting.

Article 105 Matters relating to the system of independent directors which have not been set out in this section shall be handled according to the relevant laws and regulations".

Except for Article 105, the Articles in this new section incorporate the requirements set out in paragraphs 1(1), 2, 3, 5(1) to (3), 6 and 4(5) of the Independent Director Guiding Opinions respectively.

New heading

Insert new heading "Section III Board of Directors" after the new Article 105.

New Article 106

The following Article is to be added:

"The Company shall have a board of directors consisting of eleven (11) directors. The board shall have one (1) Chairman, one (1) Vice-chairman and nine (9) directors".

Existing Article 90 (New Article 107)

In relation to the functions and powers that the Board may exercise, the following amendments are proposed:

(i) in the existing paragraph (7) which relates to drawing up of plans by the Board, add "substantial acquisition, repurchase of shares" before "merger, division or dissolution of the Company";

(ii) in the existing paragraph (9), add "and secretary of the board" after "appoint or remove the Company's general manager";

(iii) add new paragraphs (12) to (15) after the existing paragraph (11), which state:

"(12) to decide on the Company's business involving risk investments, mortgages of assets and other guarantees within the authority conferred by the general meeting;

(13) to manage disclosure of the Company's information;

(14) to recommend to the shareholders' general meeting the appointment or replacement of the Company's accounting firm;

(15) to receive the working report by the Company's management and examine their performance;" and

(iv) renumber the existing paragraph (12) as paragraph (16).

The above amendments are proposed to reflect the provisions of article 94 of the Guide.

New Article 108

A new Article 108 is proposed:

"The board of directors shall formulate its rules of meetings to ensure its working efficiency and scientific decision".

This Article incorporates article 96 of the Guide.

Existing Article 92 (New Article 110)

In relation to the powers that the chairman of the Board may exercise, new paragraphs (4) to (6) are proposed to be added after the existing paragraph (3):

"(4) to sign the important documents of the board and other documents which should be signed by the Company's legal representative;

(5) to exercise the rights of the legal representative;

(6) in the event of emergency situations such as the occurrence of large-scale natural disasters, to take special steps in handling the Company's business according to the laws and the Company's interest; and to report to the Company's board of directors and shareholders' general meeting afterwards;".

The existing paragraph (4) will be renumbered as paragraph (7).

Furthermore, when the chairman of the Board is unable to exercise his powers, "the Vice-chairman", instead of "a director" who has been designated by the Chairman as provided in the current Article 92, to exercise such powers on his behalf.

These amendments reflect the provisions of articles 99 and 100 of the Guide.

Existing Article 93 (New Article 111)

For the minimum number of Board meetings that shall be held annually, replace "twice" with "three times".

As regards the criterion for requesting an extraordinary Board meeting, replace "Where there is an urgent matter, an extraordinary meeting of the board of directors may be held if it is so requested by more than one-third of the directors or the Company's general manager" by the following:

"An extraordinary meeting of the board of directors may be held under the following circumstances:

(1) when the Chairman thinks it is necessary;

(2) when more than 4 directors so request;

(3) when the supervisory committee so requests;

(4) when the general manager so requests;

(5) when more than 2 independent directors so request.".

The proposed amendment follows the provisions of article 102 of the Guide.

Existing Article 94 (New Article 112)

In relation to the time limits for delivery of notice of Board meetings and extraordinary meetings of the Board, replace the existing provisions "The time limit for the delivery of such notice should be at least five (5) days before the meeting" with the following:

"The time limits for the delivery of such notices are: for a board meeting, at least five (5) days before the meeting; and for an extraordinary meeting, at least two (2) days before the meeting.".

The Board also proposed to add a new paragraph in this Article which relates to the content of a notice of Board meetings:

"A notice of meeting shall contain the following contents: (1) date and place of the meeting; (2) duration of the meeting; (3) business to be discussed; and (4) date of notice.".

These amendments reflect the provisions of article 104 of the Guide.

Existing Article 96 (New Article 114)

Delete the existing Article and replace it with the following:

"As long as all directors can fully express their opinions, a board meeting or an extraordinary meeting of the board of directors may be held by way of facsimile, during which resolutions may be passed and signed by participating directors. When the number of directors who have signified their consent to a resolution reaches the number set out in Article 115, a valid resolution shall be deemed to have been passed. All such directors shall be deemed to be present in person at the meeting."

The amendment follows the suggestion in article 106 of the Guide.

Existing Article 97 (New Article 115)

In relation to the number of votes of Directors required for passing resolutions, delete "Unless otherwise provided for in the Company's Articles of Association" from the second paragraph of the existing Article which states:

"Unless otherwise provided for in the Company's Articles of Association, a resolution of the board of directors must be passed by more than half of all of the directors of the Company.".

At the end of the existing Article, insert the following which deals with passing resolutions by Directors who are interested in matters to be discussed at Board meetings:

"If the number of disinterested directors participating in the meeting is less than half of all directors of the Company, the interested directors may, with the approval of the relevant securities regulatory authority, participate in voting and be counted as part of the quorum. The Company should make a detailed explanation in the relevant announcement.".

Existing Article 99

This Article provides that matters which need to be determined by the Board at an extraordinary meeting of the Board may be passed by written resolutions. The Board has proposed to delete this Article.

in his work." with "The Company shall have four (4) deputy general managers who will assist the general manager in his work, a financial controller and a chief engineer.";

(ii) in relation to positions of the Company that a Board member may occupy concurrently, insert the following at the end of the existing Article:

", deputy general managers or other senior officers. However, the number of directors who act concurrently as the general manager, deputy general managers or other senior officers shall not exceed one half of the total number of directors.";

(iii) add a new paragraph which states that:

"The general manager and deputy general managers shall serve for a term of not more than three (3) years. The term is renewable upon re-election.".

The amendments in (ii) and (iii) above follow the provisions of articles 118 and 120 of the Guide respectively.

Existing Article 105 (New Article 123)

In relation to the functions and powers that the general manager may exercise, insert the following after the existing paragraph (7):

"(8) to draw up a package of staff's salary, benefits, awards and penalty, as well as to decide the appointment and dismissal of the staff of the Company;

(9) to request the convening of an extraordinary meeting of the board;".

The existing paragraph (8) will be renumbered as paragraph (10).

The amendment incorporates the provisions of article 121 of the Guide.

New Articles 125 to 128

Insert the following four new Articles after the existing Article 106 (new Article 124):

"Article 125 The general manager shall, upon requests of the board of directors or supervisory committee, report to the board of directors or the supervisory committee on the signing and implementation of the Company's material contracts, usage of capital and profit and loss. The general manager shall ensure authenticity of the reports.

Article 126 Before drawing up a package concerning staff's immediate interests, such as staff's salary, benefits, safe production and labour, labour insurance, and dismissal of staff, the general manager should consult the trade union and the meeting of staff representatives.

Article 127 The general manager shall formulate working rules of general manager and submit them to the board of directors for approval.

Article 128 The general manager's working rules shall include the following: (1) conditions and procedures of convening a general manager's meeting, as well as the participants; (2) specific duties and division of labour among the general manager, deputy general managers and other senior officers; (3) the Company's usage of funds and assets, limits on signing of material contracts and reporting system to the board of directors and supervisory committee; and (4) other matters which the board considers necessary.".

These four new Articles incorporate articles 123 to 126 of the Guide.

Chapter 13 - Supervisory Committee

New Article 133

Insert the following new Article 133 relating to nomination of Supervisors after the existing Article 111 (new Article 132):

"Article 133 Under normal circumstances, the Company's supervisory committee shall submit a list of candidates for supervisors (except for staff candidates for supervisors) to the shareholders' general meeting. The Company's shareholders and board of directors may nominate the candidates for supervisors according to these Articles of Association.".

The requirement of article 67 of the Guide is reflected in this new Article 133.

Existing Article 112 (New Article 135)

Insert the following after the end of the existing Article 112:

"In case the chairman of the supervisory committee is unable to perform his duties, a supervisor so appointed by the chairman shall perform such duties.".

The amendment incorporates article 135 of the Guide.

Insert a new paragraph after the above amendment:

"If a supervisor fails to attend two consecutive meetings of supervisory committee, he shall be deemed to have failed to discharge his duties. The shareholders' general meeting or staff representatives' meeting shall replace him.".

The addition reflects the requirement of article 132 of the Guide.

Existing Article 113

In relation to the functions and powers that the supervisory committee

Chapter 24 - Supplementary

New Article 210

Insert a new Article 210 after the existing Article 184 (new Article 209) which states that:

"These Articles of Association shall be interpreted by the Company's board of directors.".

This new Article incorporates article 194 of the Guide.

Apart from the above amendments, the Article numbers and the references to Article numbers in the Articles shall be consequentially amended.

CHANGE OF BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE

It was resolved at the Board meeting held on 4th March, 2002 that the retirement of Zhao Jingche, Yang Deyu, Du Mingshan, Luo Taiyan, Xiao Lifang, Wang Bangjun, Mo Liqi, Liu Yubin, Wu Zezhi, Chen Yongge, Ma Houliang, Xu Tianen, Yang Jiachun, Guan Weili and Law Kin Ming, Alfred from the current Board (which shall take effect from the conclusion of the EGM) was approved and 11 persons, namely Mo Liqi, Yang Deyu, Geng Jiahuai, Wang Bangjun, Yu Xuezhi, Yang Jiachun, Wu Yuxiang, Dong Yunqing, Fan Weitang, Cui Jianmin and Wang Xiaojun were nominated to be the candidates for Directors. It was also resolved at the meeting of the supervisory committee of the Company held on 4th March, 2002 that the retirement of Meng Xianchang, Xiao Shuzhang, Qian Xiulan, Xu Xinmin and Zhou Hongbin from the current supervisory committee of the Company (which shall take effect from the conclusion of the EGM) was approved and 4 persons, namely Meng Xianchang, Xiao Shuzhang, Zhang Shengdong and Liu Weixin were nominated to be the candidates for Supervisors. The resolutions passed in both meetings will be effective upon approval by the Shareholders at the EGM (other than in respect of the retirements of the current Directors and current Supervisors). The trade union of the Company has also elected a Supervisor. Particulars of the proposed new Directors and Supervisors are as follows:–

Proposed New Directors

MO Liqi, aged 57, an engineering technique application researcher, is a Director and the standing vice chairman of the board of directors and Party Secretary of the Parent Company. Mr. Mo joined the Predecessor in 1970 and was appointed the vice party secretary and manager of Yanzhou Coal Infrastructure Company in 1983 and 1985 respectively. He was appointed as the deputy director of Yanzhou Mining Bureau in 1987. He became the vice chairman and deputy general manager of the Predecessor in 1996 and the general manager of the Predecessor in 1997. He became a Director in 1997 and the standing vice chairman of the board of directors and party secretary of the Parent Company in 2002. He graduated from Shandong Mining Institute.

YANG Deyu, aged 52, an engineering technique application researcher, is an executive Director and the general manager of the Company. Mr. Yang joined the Predecessor in 1968, became the deputy director of Yanzhou Mining Bureau in 1994 and became the deputy general manager and director of the safety and supervision bureau of the Predecessor in 1996. He was appointed as an executive Director and the general manager of the Company in 1997. He graduated from Shandong Mining Institute.

GENG Jiahuai, aged 51, an engineering technique application researcher, is the general manager, vice chairman of the board of directors and vice party secretary of the Parent Company. Mr. Geng joined the Parent Company in 2002. During 1985 to 2002, he successively served as the deputy director of Zibo Mining Bureau and director of the safety and regulatory bureau. He became the general manager, vice chairman of the board of directors and vice party secretary of the Parent Company in 2002. He graduated from Shandong Mining Institute.

WANG Bangjun, aged 57, a senior engineer, is a Director and the vice chairman of the board of directors of the Parent Company. Mr. Wang joined the Predecessor in 1970 and was the deputy manager and the vice party secretary of Yanzhou Coal Infrastructure Company between 1983 and 1987. He successively served as the deputy director and vice party secretary of Yanzhou Mining Bureau between 1987 and 1996 and became the vice chairman and a party secretary of the Predecessor in 1996. He was appointed a Director in 1997 and became the vice chairman of the board of directors of the Parent Company in 2002. He graduated from Shandong Mining Institute.

YU Xuezhi, aged 56, a senior engineer, is the vice party secretary of the Parent Company. Mr. Yu joined the Parent Company in 2000. Between 1993 to 2000, he successively became the chairman of the labour union and vice party secretary of Feicheng Mining Bureau and the party secretary and vice chairman of the board of directors of Feicheng Mining Company. He was appointed the vice party secretary of the Parent Company in 2000. He graduated from Shandong Mining Institute.

YANG Jiachun, aged 47, a senior economist, is a Director and a member of the board of directors of the Parent Company. Mr. Yang joined the Predecessor in 1988 and was appointed as a Director, and an executive director and a member of the board of directors of the Parent Company in 1997, 1999 and 2000 respectively. He graduated from Yunnan Education University.

WU Yuxiang, aged 40, a senior accountant, is the manager of the finance department of the Company. Mr. Wu joined the Predecessor in 1981 and became the chief accountant of the finance department of the Predecessor in 1996. He was appointed as the head of the finance department of the Company in 1997. He graduated from Shandong Television University.

DONG Yunqing, aged 46, a senior engineer, is the vice chairman of the labour union of the Parent Company. Mr. Dong joined the Predecessor in 1981 and became the vice chairman of the labour union of the Parent Company in 2001. He graduated from Shandong Mining Institute.

FAN Weitang, aged 66, a member of the China Engineering Academy, is the chairman of the China Coal Industry Association, the chairman of the China Science and Engineering Association and the vice director of the China Energy Research Association. Mr. Fan had served as the deputy director of the Ministry of Coal Industry, a member of the presidium of the China Engineering Academy, Head of the Energy and Mining Engineering Department and a Committee Member of the 8th and 9th Chinese People's Political Consultative Conference. He graduated from Beijing Steel Institution and was granted an associate doctorate in Technology and Science by Moscow Mining Institution of the former USSR.

CUI Jianmin, aged 69, a senior auditor and certified accountant, is the chairman of the Association of China Certified Accountant. Mr. Cui has extensive experience in financial accounting and audit management and has been the deputy chief auditor of the National Audit Office of the PRC. Mr. Cui graduated from People's University of China.

WANG Xiaojun, aged 47, admitted as a solicitor in both England and Wales and Hong Kong, is a partner of the Wang & Co., X. J. in Hong Kong. He had practised PRC law in Beijing. He was admitted as a solicitor in England and Wales and in Hong Kong in 1998 and 1992 respectively. He was a member of a panel of legal advisers advising on issues relating to the listing of H shares on The Stock Exchange of Hong Kong Limited from 1992 to 1993. Mr. Wang had also served in ING Barings as a director of the investment banking division. He graduated from the People's University of China.

6

with the approval of the relevant securities regulatory authority, participate in voting and be counted as part of the quorum. The Company should make a detailed explanation in the relevant announcement.".

Existing Article 99	This Article provides that matters which need to be determined by the Board at an extraordinary meeting of the Board may be passed by written resolutions. The Board has proposed to delete this Article.
New Article 117	Insert a new Article 117 after the existing Article 98 (new Article 116) which states that:

"With the approval of over two-thirds of all directors, the board may make decisions on the following matters:

(1) a single investment below 10% of the Company's most recently audited net asset value, including share investment and investment in production; however, any matters requiring the approval of the China Securities Regulatory Commission, such as public offer of securities, shall be subject to approval of the shareholders' general meeting;

(2) a single loan of less than 10% of the Company's most recently audited net asset value and the debt ratio to the Company's assets remains under 60% after such financing;

(3) mortgages or pledges of assets the cumulative outstanding amount of which is less than 30% of the Company's most recently audited net asset value;

(4) external guarantees of less than 3% of the Company's most recently audited net asset value for a single amount and less than 10% of such value for the cumulative amount;

(5) transactions involving the handling of assets (including acquisition, sale and replacement) or connected transactions, which have to be conducted in accordance with the relevant regulations of China Securities Regulatory Commission and the listing rules of the stock exchanges.".

The addition is proposed as required by article 97 of the Guide.

Existing Article 100 (New Article 118)

In relation to the persons who shall sign the minutes of resolutions passed at Board meetings, add ", the board's secretary" after "the directors present at the meeting" so that the second sentence of the first paragraph shall read:

"The minutes shall be signed by the directors present at the meeting, the board's secretary and the person who recorded the minutes.".

Insert the following new paragraph at the end of the existing Article which deals with the content of minutes of Board meetings:

"The minutes of the board meeting shall include the following contents: (1) date and place of the meeting and name of the convener; (2) names of participating directors and proxies; (3) agenda; (4) main points of directors' speeches; (5) voting method for each matter and its result (the voting result should specify the number of votes for and against and abstentions).".

This new paragraph follows article 110 of the Guide.

Chapter 11 - Secretary of the Board of Directors

Existing Article 101 (New Article 119)

In relation to the secretary of the Board, add "and accountable to the board" at the end of the existing Article.

The amendment is made pursuant to the requirement of article 113 of the Guide.

Existing Article 102 (New Article 120)

This Article relates to the primary responsibilities of the secretary of the Board. The Board proposed to delete the whole provision except for the first sentence and replace with the following:

"His primary responsibilities are as follows:

(1) to prepare and deliver the board's and general meeting's reports and documents required by competent authorities in China;

(2) to prepare and organise board meetings and shareholders' general meetings; to take minutes of the meetings and to keep the meetings' documents and records;

(3) to be responsible for the Company's information disclosure and to ensure the timeliness, accuracy, legality, authenticity and completeness of the Company's disclosure;

(4) to ensure that the Company's registers of members are properly established, and that persons entitled to receive the Company's records and documents are furnished therewith without delay;

(5) other responsibilities specified in these Articles of Association and the listing rules of the stock exchanges where the Company's shares are listed.".

The amendment follows the provisions of article 115 of the Guide.

Chapter 12 - General Manager

Existing Article 104 (New Article 122)

Amendments to this Article include:

(i) replace the existing second sentence from "The Company shall have two (2) deputy general managers who will assist the general manager ... If a supervisor fails to attend two consecutive meetings of supervisory committee, he shall be deemed to have failed to discharge his duties. The shareholders' general meeting or staff representatives' meeting shall replace him.".

The addition reflects the requirement of article 132 of the Guide.

Existing Article 113 (New Article 136)

In relation to the functions and powers that the supervisory committee may exercise, insert "and an extraordinary board meeting" after the existing paragraph (5) which states that "to propose to convene a shareholders' extraordinary general meeting".

This amendment is proposed to comply with article 102 of the Guide.

Existing Article 114 (New Article 137)

Insert a paragraph which deals with notices of meetings of supervisory committee as the new first paragraph:

"Notices of meetings and extraordinary meetings of the supervisory committee shall be delivered in person, by facsimile, by express delivery service or by registered mail. The time limits for the delivery of such notices are: for a supervisory meeting, at least five (5) days before the meeting; and for an extraordinary supervisory meeting, at least two (2) days before the meeting.".

In relation to the quorum of meetings of the supervisor committee, amend from "three (3) or more supervisors" to "four (4) or more supervisors".

Insert the following new sentence after the end of the existing second paragraph (the new third paragraph) which deals with the methods by which resolutions may be passed:

"Resolutions may be passed by a show of hands or by poll.".

Insert two new paragraphs to deal with the content of notices of meetings of the supervisory committee and minutes of such meetings:

"Notices of meetings shall contain the following contents: date and place of meeting; duration of meeting; business to be discussed; and date of notice.

Minutes shall be taken of the meetings of the supervisory committee. The participating supervisors and the person who records the minutes should sign the minutes. The minutes of the meetings of the supervisory committee shall be regarded as part of the Company's record and shall be kept by the board's secretary.".

The above two paragraphs comply with the requirements set out in articles 139 and 142 of the Guide.

Chapter 14 - The Qualifications and Duties of the Directors, Supervisors, General Manager, Deputy General Managers and Other Senior Officers of the Company

Existing Article 117 (New Article 140)

In relation to persons who may not serve as a Director, Supervisor, general manager, deputy general manager or any other senior officer of the Company, insert a new paragraph (10) at the end of the existing paragraph (9) which states that:

"(10) a person who has been restricted to enter the market by the China Securities Regulatory Commission and such restriction has not been lifted.".

The amendment is made to reflect the requirement of article 78 of the Guide.

Chapter 15 - Financial and Accounting Systems and Profit Distribution

New heading

Change the existing heading of this Chapter to "Financial and Accounting Systems, Profit Distribution and Internal Audit"

Existing Article 141 (New Article 164)

In relation to financial reports that the Company shall publish annually, replace "twice every fiscal year" to "four times every fiscal year" and insert "the quarterly financial reports shall be published within thirty (30) days after the expiration of the first three (3) months and the first nine (9) months of each fiscal year;" before the sentence which deals with the interim financial report.

The amendments are proposed in response to CSRC's requirement to publish quarterly reports.

New Articles 175 and 176

Insert two new Articles after the existing Article 151 (new Article 174) to deal with internal audit system:

"Article 175 The Company implements an internal audit system. Special audit personnel will conduct internal audit supervision on the Company's income and expenditure and economic activities.

Article 176 The internal audit system and the duties of the audit personnel shall take effect upon approval by the board of directors. The person in charge of the audit shall be accountable and report to the board of directors.".

These two new Articles incorporate articles 152 and 153 of the Guide.

Chapter 22 - Procedures for Amendment of the Company's Articles of Association

Existing Article 180 (New Article 205)

Delete the two references to "Securities Committee of the State Council" and "State Council Securities Policy Committee" and replace them with "State Council's securities authorities".

This change is made consequential upon the abolishment of those committees.

graduated from People's University of China.

WANG Xiaojun, aged 47, admitted as a solicitor in both England and Wales and Hong Kong, is a partner of the Wang & Co., X. J. in Hong Kong. He had practised PRC law in Beijing. He was admitted as a solicitor in England and Wales and in Hong Kong in 1998 and 1992 respectively. He was a member of a panel of legal advisers advising on issues relating to the listing of H shares on The Stock Exchange of Hong Kong Limited from 1992 to 1993. Mr. Wang had also served in ING Barings as a director of the investment banking division. He graduated from the People's University of China.

Mr. Fan Weitang, Mr. Cui Jianmin and Mr. Wang Xiaojun were nominated to be candidates for independent Directors.

Proposed new Supervisors

MENG Xianchang, aged 54, a senior engineer, is the Chairman of the supervisory committee of the Company, a supervisor and vice party secretary of the Parent Company. Mr. Meng joined the Predecessor in 1981 and became its vice party secretary and supervisor in 1996. He became the chairman of the supervisory committee of the Company in 1997. He graduated from Shandong Mining Institute.

XIAO Shuzhang, aged 58, a senior engineer, is a Supervisor and a supervisor and disciplinary committee secretary of the Parent Company. Mr. Xiao joined the Predecessor in 1970, became a disciplinary committee secretary of Yanzhou Coal Infrastructure Company and a disciplinary committee secretary of Yanzhou Mining Bureau in 1986 and 1987 respectively, and became a supervisor and disciplinary committee secretary of the Predecessor in 1996. He was appointed as a Supervisor in 1997. He graduated from Jiaozuo Mining Institute.

ZHANG Shengdong, aged 45, a senior accountant, is the vice chief accountant and head of finance department of the Parent Company. Mr. Zhang joined the Predecessor in 1981 and became the vice chief accountant of the Parent Company in 1997. He graduated from China Mining University.

LIU Weixin, aged 50, an accountant, is the deputy head of the audit department of the Parent Company. Mr. Liu joined the Predecessor in 1971 and became the deputy head of the audit department of the Parent Company in 2001. He graduated from Shandong Young Cadre Institution.

XU Bentai, aged 45, a senior engineer, is the chairman of the labour union of Jining III coal mine of the Company. Mr. Xu joined the Predecessor in 1978 and became the chairman of the labour union of Jining III coal mine in 1999. He graduated from Central Party Correspondence Institute. Mr Xu is elected by the trade union of the Company to be a new Supervisor.

The Board expresses its appreciation toward the work and contribution of the retiring Directors and Supervisors during their term of office.

CLOSURE OF REGISTER OF MEMBERS

On 4th March, 2002, the Board resolved to convene the EGM to be held on 22nd April, 2002 to approve the proposed amendment of the Articles and the appointment of: (i) the candidates nominated to be Directors and (ii) the candidates nominated to be Supervisors, details of which is contained in the paragraph headed "Change of Board of Directors and Supervisory Committee" above. The notice of the EGM, the reply slip and the proxy form are expected to be despatched to the Shareholders on or around 5th March, 2002. Shareholders whose names appear on the register of members of the Company at the close of business on 22nd March, 2002 are entitled to attend and vote at the EGM. The register of members of the Company will be closed from 23rd March, 2002 to 22nd April, 2002, both days inclusive, during which period no share transfer will be registered.

DEFINITIONS

"Articles"	articles of association of the Company;
"Board"	board of Directors;
"Company"	Yanzhou Coal Mining Company Limited, a Sino-foreign joint stock limited company incorporated in the PRC with limited liability;
"CSRC"	China Securities Regulatory Commission;
"Directors"	directors of the Company;
"EGM"	extraordinary general meeting of the Company proposed to be held on 22nd April, 2002;
"General Meeting Opinions"	Opinions on Standardising the Shareholders' General Meetings of Listed Companies (as amended in 2000) (Document *Zheng Jian Gong Si Zi* [2000] No. 53) issued on 18th May, 2000 by the CSRC;
"Guide"	Guide for Articles of Association of Listed Companies (Document *Zheng Jian* [1997] No. 16) issued on 16th December, 1997 by the CSRC;
"Independent Director Guiding Opinions"	Guiding Opinions on the Establishment of Independent Director Systems by Listed Companies (Document *Zheng Jian Fa* [2001] No. 102) issued on 16th August, 2001 by the CSRC;
"Mandatory Provisions"	Mandatory Provisions for Companies Listing Overseas (Document *Zheng Wei Fa* (1994) No. 21) issued on 27th August, 1994 by the State Council Securities Policy Committee and the State Commission for Restructuring the Economic System;
"Parent Company"	Yankuang (Group) Corporation Ltd., a State-owned and State solely invested company established in the PRC;
"PRC"	the People's Republic of China;
"Predecessor"	the entity that held all assets and liabilities of the Company and the Parent Company prior to the restructuring of the Company in preparation for its listing in Hong Kong and New York in 1998;
"Shareholders"	shareholders of the Company;
"State"	the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and instrumentalities thereof;
"Supervisors"	supervisors of the Company.

By Order of the Board
Yanzhou Coal Mining Company Limited
Zhao Jingzhe
Chairman

Shandong, the People's Republic of China, 4th March, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date March 5, 2002

By [signature]
Chen Guangshui, Secretary